GREENSHIFT CORPORATION
                           One Penn Plaza - Suite 1612
                               New York, NY 10119
                                  212-994-5374

                                                              April 20, 2009

Via EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re: Form 10-KSB for the fiscal year ended December 31, 2007 Form 10-Q for the period ended September 30, 2008 File No.0-50469

Dear Mr. Decker:

         Below please find the responses to your letter dated February 26, 2009. If you have any questions, please feel free to call me.

                                   Sincerely,

                                   /s/ Edward Carroll
                                   --------------------------------
                                       Edward Carroll
                                       Chief Financial Officer

                FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

     Management's Discussion and Analysis or Plan of Operations

Non-GAAP Financial Measures, page 40

2. We note your response to comment 2 from our letter dated November 25, 2008. It appears that you intended to reconcile net income (loss) from operations to adjusted EBITDA. However, the starting pint of your reconciliation is net income (loss) attributable to common shareholders. Please revise your reconciliation as necessary so that the starting point of the reconciliation is consistent with the nature of items being reconciled.

     Response: This change has been reflected in our recent 2008 10-K filed. The income statement on the 2007 10-K will be revised to reflect this change as follows:

                                                                   Year Ended
                                                                2007           2006
                                                        -----------------------------
Net income ..........................................   $(24,458,938)   $(13,847,519)

Adjustments to net income (loss) from operations:
   Interest expense .................................      5,082,069       1,902,700
   Amortization of debt discount & deferred financing      4,689,896       5,283,960
   Depreciation .....................................        712,173         713,629
   Amortization of intangibles ......................      2,100,000            --

   EBITDA ...........................................   $(11,874,800)   $ (5,947,230)
                                                        ============    ============



Consolidated Financial Statements

Consolidated Statements of Operations, page 48

3. We note your response to comment 3 from our letter dated November 25, 2008 which indicated that your will amend your form 10-K for the year ended December 31, 2007 to reclassify various items from non-operating expenses into operation expenses. We remind you that when you file your restated Form 10-KSB you should appropriately address the following:

     o an explanatory paragraph in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated

     o    full compliance with SFAS 154, paragraph 26;

     o fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

     o    updated Item 8A. disclosures should include the following:

          o a discussion of the restatement and the facts and circumstances surrounding it,

          o    how  the   restatement   impacted  the  CEO  and  CFO's  original
               conclusions regarding the effectiveness of their disclosure controls and procedures,

          o    changes in internal controls over financial reporting, and

          o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

                Refer to items 307 and 308Ic) of Regulation S-B;

          o    include all updated certifications.

     We also remind you to consider the filing requirements of Item 4.02 of Form 10-K.

          Response: We will comply to this request when we refile our 2007 10-K

Note 9 - Goodwill and Intangible Assets, page 64

4. We note your response to comment 6 from letter dated November 25, 2008. Please clarify what is meant by your reference to testing assets under SFAS 121 since that guidance has been superseded by SFAS 144. We also note that you have identified three subsidiaries as your reporting units for purposes of your goodwill and intangible asset impairment testing. However, your reporting units are not the same as your reportable operating segments under SFAS 131. Since SFAS 142 defines reporting units as operating segments or one level below an operating segment, please clarify for us how your SFAS 142 reporting units correlate to your SFAS 131 reportable operating segments.

     Response:

     We have complied with this requirement in our recently issued 2008 10-K and will revise our previous filing to reflect this.

     The Company tests goodwill and intangible assets annually for impairment at the reporting level using a two step process. The Company's reporting units are:

     >>   Equipment & Technology Sales

     >>   Culinary Oil Production & Sales

     >>   Biofuel Production & Sales

     The first step includes the following review criteria: (a) compare fair value of reporting unit with its carrying amount (accounting value); (b) if fair value of reporting unit is greater than its carrying amount (including recorded goodwill), then no impairment and therefore there is no need to perform Step II; and (c), if the reporting unit carrying amount (including recorded goodwill) is greater than its fair value, then must complete Step II to measure the amount of impairment, if any.

     The second step includes the following review criteria: (a) measuring the amount of impairment loss; (b) the implied fair market value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined; (c) in order to determine the implied fair value of the goodwill, we value all assets; (d) assets subject to testing under SFAS 144 must be tested before goodwill can be tested under SFAS 142; and (e) if the carrying amount of a reporting unit goodwill exceed the implied fair value of that goodwill, then an impairment loss is recognized for an amount equal to that excess.

     Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach that designates the internal organization that is used by management for making operating decisions and assessing performance as the sources of the Company's reportable segments. Operating segments are defined as components of an enterprise about which financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision-making groups, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

5. Your response and proposed disclosure primarily relates to Sustainable Systems and NextGen Fuel for which you recorded goodwill impairment losses during the year ended December 31, 2007. Please expand your disclosures to address the goodwill and intangible assets which have not been impaired as well. Specifically, please address the following:

     o The methods you use to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

     o How you weigh each of the methods, if applicable, used including the basis for that weighting;

     o A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonable likely changes;

     o If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and

     o    Your  segment  information   provided  indicates  that  you  have  had
          recurring losses in each segment.

     Please clearly disclose your consideration of these actual recurring losses in your impairment tests.

     Response:

     The Company used three methods of valuation to determine impairment. The first method used is book value, the second methodology is Discounted Cash Flow analysis and the third method is a combination of Discounted Cash Flow analysis and Market Multiples.

     The Company relied heavily on the Discounted Cash Flow Analysis and the Market Multiple Approach. In the prior years the Company used the same methodology, with heavy reliance on the Discounted Cash Flow analysis and the Market Multiple Approach. The historical losses in our reporting units heavily influenced our analysis and are what triggered Step I. Given the development stage nature of our operations during the reporting period, we relied heavily on future sales rather than historical sales to forecast our sales growth. Management recast its projections in subsequent periods which, in turn, caused impairment.

     The Company's weighting of valuation methods was similar for both Sustainable and NextGen. Sustainable Systems' cash flow projections used to determine the purchase price relied on the representation by the sellers that Sustainable Systems held clear title to its Culbertson, Montana based oilseed crushing facility, and the ability to obtain expansion capital that would have expanded capacity to 600 tons per day from 100 tons per day. The Company learned in early 2008 that Sustainable Systems did not hold clear title to its crushing facility, but rather merely the right to acquire the facility upon the payment of additional capital. The Company was consequently not able to obtain that financing on the time frame initially projected and subsequently initiated suit against the selling shareholders in this regard. This affected our cash flow projections and, since the asset and book value did not change, our analysis was weighted towards a Discounted Cash Flow Approach as well as a Market Multiple Approach.

     NextGen's original purchase price was determined by assuming that NextGen would be able to sell biodiesel equipment to a then-rapidly growing biodiesel market. This market had increased dramatically in size during the 3 years prior to the completion of the acquisition. About 6 months after the acquisition, commodity prices increased to the point where making biodiesel for many potential clients was no longer as profitable as it once was. This led to a significant reduction in biodiesel plant construction activities. Therefore, our valuation analysis put additional weight towards the Discounted Cash Flow Analysis and the Market Multiple Approach since both were used in the original purchase price. Book Value was felt to have little bearing on the impairment at the time.

     The material assumptions used for Sustainable Systems assumed that the expansion would not be completed we then forecast sales using the 2008 financials as a base year and then increased sales by 6.5% per year thereafter and expenses by 3%. We assumed an operating margin and a net margin between 8 and 13%. throughout the forecast period. For NextGen Fuel we assumed the sale of only one 10 million gallon per year system per year (versus three systems per year) for the same projection period of 2009 to 2014, and we assumed the same sales increase of 6.5% and the same 3% per year increase in expenses.

     As a result of our annual assessment of goodwill and intangibles in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company concludes that an impairment of its energy technology intangibles existed. The Company's results for the year ended December 31, 2008 includes a non-cash pre-tax write-down of intangible assets impairment charge of $10,143,288. This impairment results from the Company's year-end analysis of its energy technology intangibles for its Equipment and Technology Reporting Unit.

     As a result of our annual assessment of goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company concluded that an impairment of its goodwill existed. The Company's results for the year ended December 31, 2008 included a non-cash pre-tax goodwill impairment charge of $8,786,183. This impairment results from the Company's year-end analysis of goodwill for its Culinary Oil Production and Sales and Equipment and Technology Sales Reporting Units, which demonstrated goodwill impairment of $7,458,877 and $1,327,306, respectively.

     As a result of our 2007 annual assessment of goodwill in accordance As a result of our 2007 annual assessment of goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company concluded that an impairment of its goodwill existed. The Company's results for the year ended December 31, 2007 included a non-cash pre-tax goodwill impairment charge of $11,153,816. This impairment results from the Company's year-end analysis of goodwill for its Culinary Oil Production and Sales and Equipment and Technology Sales Reporting Units, which demonstrated goodwill impairment of $5,453,816 and $5,700,000, respectively.

8. We note your response to comment 7 and 8 from our letter dated November 25, 2008. Please tell us which of your reportable business segments includes the NextGen Fuel energy technology intangible asset. Please also tell us, in detail; how you analyze this intangible asset for potential impairment, including what consideration you gave as of December 31, 2008.

     Response: The reportable business segments which includes our NextGen Fuel energy technology intangible asset is in the Equipment and Technology Sales segment. An impairment testing and adjustment has been completed in our annual audit filed with our 2008 10-K.

     The Company reviews its goodwill annually for possible impairment and more frequently if events or changes in circumstances indicate goodwill might be impaired. The fair value of the Company's reporting units is analyzed using a discounted cash flow valuation approach. The discounted cash flow calculation is made utilizing various assumptions and estimates regarding future revenues and expenses, cash flow and discount rates. The assumptions used are sometimes significantly different than historical results due to the Company's current business initiatives. If the Company fails to achieve results in line with the assumptions used, intangible assets may be impaired. Possible impairment may exist if the fair value computed using the discounted cash flow valuation approach is lower than the carrying amount of the reporting unit (including goodwill). Further analysis would be required if possible impairment exists by comparing the implied fair value of the reporting unit, which is the excess of the fair value of the reporting unit over amounts assigned to the reporting unit's assets and liabilities, to the carrying amount of goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value, an impairment loss equal to the difference would be recorded and goodwill would be written down.

     The Company tests goodwill and intangible assets annually for impairment at the reporting level using a two step process. The Company's reporting units are:

     >>   Equipment & Technology Sales

     >>   Culinary Oil Production & Sales

     >>   Biofuel Production & Sales

     The first step includes the following review criteria: (a) compare fair value of reporting unit with its carrying amount (accounting value); (b) if fair value of reporting unit is greater than its carrying amount (including recorded goodwill), then no impairment and therefore there is no need to perform Step II; and (c), if the reporting unit carrying amount (including recorded goodwill) is greater than its fair value, then must complete Step II to measure the amount of impairment, if any.

     The second step includes the following review criteria: (a) measuring the amount of impairment loss; (b) the implied fair market value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined; (c) in order to determine the implied fair value of the goodwill, we value all assets; (d) assets subject to testing under SFAS 144 must be tested before goodwill can be tested under SFAS 142; and (e) if the carrying amount of a reporting unit goodwill exceed the implied fair value of that goodwill, then an impairment loss is recognized for an amount equal to that excess.

9.   Please tell us how you  considered  your current market  capitalization  as
     well  as  recurring  losses  in  determining   whether  your  goodwill  and
     intangible assets were impaired as of December 31, 2008.

     Response: Goodwill and intangible asset impairment testing has been completed in our annual audit filed with our 2008 10-K.

Note 11 - Lines of Credit, Note 12 - Financing Arrangements, Note 13 - Notes Payable, Note 14 - Vehicle Loans, Note 16 - Note Payable, Note 17 - Convertible Debentures, page 66

10. We note your response to comment 10 from our letter dated November 25, 2008. It is unclear from your response which covenants you've complied with as of each period end. As previously requested, please disclose your actual rations in addition to you required ratios. Please consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. It is also unclear which covenants you are close to violating or have violated and the extent to which you have received any waivers.

     Response: We have not complied with our covenant reporting with Citizens bank. We are currently in default on this loan. The required calculation is disclosed below for Q3 2008:



                                               Required     Calculated

EBITDA ................................           1.25       (2.45)  (2,172,778)


Interest ..............................                                  135,048

Current portion of LTD ................                                  745,235
Current portion of Capitalized

      Lease obligations ...............                                    5,026
                                            ----------        ----   ----------

Total .................................           1.00                   885,309
                                            ==========        ====   ==========

Note 23 - Segment Information, page 78

11. Please provide the disclosures required by paragraph 45(c) of SFAS 142, including total goodwill by segment as of each balance sheet date. Please also consider disclosing other intangible assets by segment assets by segment as well as of each balance sheet date.

     Response: Please see the revised schedule below:

     The changes in the carrying amount of goodwill during the twelve months ended December 31, 2007 & December 31, 2008 are as follows:

                                        Equipment and      Culinary Oil          Biofuel
                                      Technology Sales       Production       Production            Total
                                      -------------------------------------------------------------------
Balance at January 1, 2007             $      905,579  $             --  $            --  $       905,579
Goodwill Acquisition                        5,453,816        13,158,877               --       18,612,693
Impairment/Loss                           (5,453,816)       (5,700,000)               --     (11,153,816)
                                      ---------------  ----------------  ---------------  ---------------
Balance at December 31, 2007                  905,579         7,458,877               --        8,364,456
Goodwill Acquisition                          421,727                --        7,281,993        7,703,720
Impairment/Loss                           (1,327,306)       (7,458,877)               --      (8,786,183)
                                      ---------------  ----------------  ---------------  ---------------
Balance at December 31, 2008          $            --  $             --  $     7,281,993  $     7,281,993
                                      ===============  ================  ===============  ===============

                FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008
General

12.  Please address the above comments in your interim filings as well.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page 5

13. Your response to comment 13 from our letter dated November 25, 2008 indicates that you paid an excess purchase price over net assets acquired of $6.5 million but that you recorded $13 million in your financial statements. Please clarify the difference between these two amounts. You should allocate this amounts between goodwill and then defaulting to this line item called excess purchase price of net assets acquired. Since the allocation is preliminary, it naturally is subject to change, but an effort should be made even in the preliminary allocations to identify and record acquired intangible assets in accordance with SFAS 142. Please tell us what the impact is on amortization expense if you had accounted for these amounts separately since the date of acquisition.

     Response: During the year ended December 31, 2008, $7,281,993 in goodwill was recorded in relation to the acquisition of Biofuel Industries Group, LLC. This goodwill allocation was completed in our annual 2008 10-K . There was no impact to our amortization expense. We plan to have a third party valuation completed prior to the twelve month anniversary of the acquisition.

Note 6 - Discontinued Operations, page 13

14. We note your response to comment 16 from our letter dated November 25, 2008. Please revise your filing to disclose the following as required by paragraph 47 of SFAS 144; o The caption in the income statement that includes losses related to the sale of GS EnviroServices;

     o The amount of revenue and pretax profit or loss reporting in discontinued operations, if applicable, and

     o The segment in which the GS EnviroServices asset disposal group was reported.

     Response: We will comply to this request when we re-file our Q3 2008 10-Q. We have included the following in our recently filed annual 2008 10-K:

     During January 2008, GS EnviroServices, the Company's environmental services segment, redeemed the majority of the Company's stock holdings in GS EnviroServices in return for the reduction of certain Company convertible debts due to YA Global Investments, L.P. ("YAGI"). As of January 25, 2008, the Company held only a minority stake in GS EnviroServices (6,266,667 shares, or about 19%) and ceased consolidating the revenue and earnings of GS EnviroServices effective January 1, 2008. These shares were subsequently liquidated in June 2008. Prior to this transaction, Kevin Kreisler, the Company's chairman and chief executive officer resigned from the position of chairman of the GS EnviroServices board of directors. Additional information on these and other subsequent events relevant to GS EnviroServices are provided here:

The components of discontinued operations are as follows:
                                                                    2008           2007
                                                            ------------    -----------
Net revenues ............................................   $       --      $ 15,286,064

Cost of revenues ........................................           --        10,962,181
                                                            ------------    ------------

     Gross profit .......................................           --         4,323,883
                                                            ------------    ------------

Selling, general and administrative expense .............           --         4,200,810
                                                            ------------    ------------

     (Loss) income from operations ......................           --        (4,200,810)
                                                            ------------    ------------

Other income and expenses, net ..........................           --           (76,395)
                                                            ------------    ------------

     Total other income and expense .....................           --           (76,395)
                                                            ------------    ------------

     (Loss) income before provision for income taxes ....           --            46,678

Total provision for tax .................................           --             4,940
                                                            ------------    ------------

     Net income (loss) from discontinued operations .....           --            51,618

       Gain (loss) on disposal of discontinued operations     (2,739,735)      2,481,691
                                                            ------------    ------------

     Total income (loss) - discontinued operations ......   $ (2,739,735)   $  2,533,309
                                                            ============    ============

15. As a related matter, you identify GS EnviroServices as a discontinued operation in Footnote 6; however, it appears you have classified all losses associated with this discontinued operation within other income (expense), net on the face of your statement of operations. We note your disclosure on page 13 that you liquidated your minority interest in GS EnviroServices in June 2008. Please tell us how you considered paragraphs 41 through 44 of SFAS 144 in determining the classification of losses related to the disposal of GS EnviroServices as of and for the period ended September 30, 2008.

     Response:

     We have read paragraphs 41 through 44 of SFAS 144. The company has filed its 2008 10-K in accordance of SFAS 144 paragraph 43 below and will we amend our Q3 2008 Financials to reflect this change.

     SFAS 144 paragraph 43

     In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business enterprise (or statement of activities of a not-for-profit organization) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraph 37, in discontinued operations. The results of operations of a component classified as held for sale shall be reported in discontinued operations in the period(s) in which they occur.

Liquidity and Capital Resources, page 35

16. We note your response to comment 21 from our letter dated November 25, 2008. We note that you disclose amounts outstanding under your debt agreements. Please revise your proposed disclosures to address the amount of capital available for future borrowing under your revolving credit agreements and all other debt agreements. Please also disclose the extent to which current credit market conditions have affected you ability to obtain capital when needed. Please revise your disclosures to also address the implications to your business if you are not able to obtain additional financing on terms that are acceptable to you.

     Response:

     We have no availability under any of our lines of credit or any debt arrangements. The Company's liquidity plans during 2008 were frustrated by the inability of previously committed sources of capital to provide funding. This occurred during the third and fourth quarters of 2008 and again in the first quarter of 2009. Management believes that the failure of these financings to close was attributable to the globally stressed capital markets.

     At the present time, the Company has no committed source of capital sufficient to meet all of the Company's operating and construction needs. We are currently investigating the availability of both equity and debt financing to provide sufficient working capital financing for our currently-idled refining operations and to complete the balance of the
     Company's construction projects. We are also evaluating various opportunities to restructure our convertible debt. We do not know at this time if the necessary funds can be obtained or on what terms they may be available.

     Our financial position and liquidity are, and will be, influenced by a variety of factors, including our ability to generate cash flows from operations; the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and, our capital expenditure requirements, which consist primarily of facility construction and the purchase of equipment.

     We intend to fund our principal liquidity and capital resource requirements through new financing activities. The Company has no committed source of capital that is sufficient to meet all of its operational and other regular cash needs during 2009 and beyond. Obtaining this capital is currently Management's top priority.